UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 1)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934*

VISION HYDROGEN CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

92837Y 101

(CUSIP Number)

Andre Jurres

Rijtuigweg 44

4611 EL Bergen op Zoom

Netherlands

+31857736805

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 11, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92837Y 101	13D/A	Page 1 of 5 Pages

1	NAME OF REPORTING PERSONS Volt Energy B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 92837Y 101	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Andre Jurres
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 92837Y 101	13D/A	Page 3 of 5 Pages

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Vision Hydrogen Corporation, a Nevada Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 95 Christopher Columbus Drive, 16th Floor, Jersey City, NJ 07302.

Item 2. Identity and Background.

This statement is filed on behalf of (1) Volt Energy B.V., a Dutch corporation, and (2) Andre Jurres, a citizen of the Netherlands. Such parties are referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Mr. Jurres is the Managing Director of Volt Energy B.V. The principal business address of Mr. Jurres is Rijtuigweg 44, 4611 EL Bergen op Zoom, Netherlands. The principal business address of Volt Energy B.V. President Kennedystraat 1, 6269 CA Margraten, Netherlands.

The Reporting Persons have not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). The Reporting Persons have not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer on November 8, 2021 in connection with the Issuer’s acquisition of VoltH2 Holdings AG, pursuant to a stock purchase agreement by and among Vision and First Finance Europe Limited, Volt Energy B.V. and Charlwood Projects Ltd (the “Acquisition”). The Reporting Person was appointed Co-Chief Executive Officer and Director upon the closing of the Acquisition.

On May 6, 2022, the Issuer, through its wholly owned subsidiary, VoltH2 Holdings AG (“VoltH2”), entered into a Share Purchase Agreement (the “Purchase Agreement”) with Volt Energy BV (the “Purchaser”) pursuant to which the Issuer agreed to sell its 100% interest in the Issuer’s Vlissingen green hydrogen development project and the Issuer’s 50% interest in our Terneuzen green hydrogen development project and related assets (the “Dutch Projects”) to the Purchaser in exchange for $11,250,000 and the 1,768,182 shares of the Issuer’s common stock held by the Purchaser (the “Purchase Price”). The Issuer returned the 1,768,182 shares of its common stock received from the Purchaser under the terms of the Purchase Agreement to treasury, effective May 12, 2022.

Other than as described above, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

CUSIP No. 92837Y 101	13D/A	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

Except as set forth in Item 3 above, the Reporting Persons have not effected any other transactions in any securities of the Issuer in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the Shares.

Item 7. Material to be Filed as Exhibits.

Joint Filing Agreement, dated as of November 12, 2021, by and between Andre Jurres and Volt Energy B.V., incorporated by reference to Schedule 13D filed with the SEC on November 12, 2021.

CUSIP No. 92837Y 101	13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 12, 2022

/s/ Andre Jurres
Andre Jurres

VOLT ENERGY B.V.

/s/ Andre Jurres
	Name:	Andre Jurres
	Title:	Managing Director